July 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attn: Kibum Park and Pam Howell

Re:   Jaguar Global Growth Corp I

Preliminary Proxy Statement on Schedule 14A

Filed July 13, 2023

File No. 001-41284

Dear Mr. Park and Ms. Howell:

On behalf of our client, Jaguar Global Growth Corporation I (the “Company”), we are responding to the letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mr. Gary Garrabrant dated July 17, 2023, setting forth the comments of the Staff regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by the Company with the Commission on July 13, 2023.

Concurrent with the filing of this letter, the Company is filing a revised Preliminary Proxy Statement filed on Schedule 14A (the “Revised Preliminary Proxy Statement”). The revisions to the Preliminary Proxy Statement that are reflected in the Revised Preliminary Proxy Statement include revisions made in response to the comments set forth in your letter, as discussed below, as well as other changes. This letter sets forth our response with respect to the comment contained in the Comment Letter.

For your convenience, we have set forth below the Staff’s comment in bold italic typeface followed by the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A filed July 13, 2023

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Jaguar Global Growth Partners I, LLC (the “Sponsor”) is a Delaware limited liability company and is not controlled by, and does not have any substantial ties to, any non-U.S. person. In response to the Staff’s comment, the Company has included risk factor disclosure discussing risks associated with CFIUS and other regulatory review of the Business Combination and related transactions on pages 16 and 17 of the Revised Preliminary Proxy Statement.

Please do not hesitate to contact Joy K. Gallup or Carolina Gonzalez of Baker & McKenzie LLP at (212) 626-4465 with any questions or comments regarding this letter.

Sincerely,

/s/ Joy K. Gallup
Joy K. Gallup

Baker & McKenzie LLP

cc:	Gary Garrabrant, Jaguar Global Growth Corporation I

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